UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 9, 2007 (May 3, 2007)

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation)

1818 Canggong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417
(Address of Principal Executive Offices))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒	Form 20-F	[ ]	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	[ ]	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):		n/a

Item 4.01. Changes in Registrant’s Certifying Accountant.

     On May 3, 2007, we were informed by Berenson LLP (“Berenson”), our independent registered public accounting firm, that is has consummated a combination with JH Cohn LLP (“JH Cohn”). JH Cohn, which is located in New York, New York, is also registered with the Public Company Accounting Oversight Board (United States). The name of the post-combination firm is JH Cohn LLP.

     Berenson’s report on our financial statements as of and for the period ended October 31, 2006 did not contain any adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

     The members of our board of directors have been informed of the combination of Berenson into JH Cohn. Our board of directors has determined that JH Cohn will be retained as our new independent registered public auditor.

     Since our inception, there were no disagreements with Berenson on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction would have caused them to make reference thereto in their report on our financial statements.

     Since our inception, there were no events of the type described in Item 304(a)(1)(v) of Regulation S-K.

     We have provided Berenson with a copy of the foregoing disclosures. A copy of their letter required by Item 304(a)(3) of Regulation S-K is attached as an exhibit to this Form 6-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.
Exhibit No.	Description
16.1	Letter from Independent Registered Public Accounting Firm, dated May 3, 2007.

[signature on following page]

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA GROWTH SOUTH ACQUISITION
CORPORATION

Date: May 9, 2007	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer